BlackRock MuniHoldings Insured Investment Fund
(formerly BlackRock MuniHoldings Florida Insured Fund)

77D(g)

Policies with respect to security investments

Effective September 12, 2008, the Board of Directors of BlackRock MuniHoldings Florida Insured Fund (the “Fund”) approved the following change in the Fund’s non-fundamental investment policies:

Old Investment Guidelines

Under normal market conditions, the Fund is required to invest at least 80% of its assets in insured municipal bonds insured by insurers or other entities with claims-paying ability of AAA at the time of investment. In addition to the above, under normal market conditions, the Fund is required to invest at least 80% of its assets in Florida municipal bonds.

New Investment Guidelines

Under normal market conditions, the Fund is required to invest at least 80% of its assets in municipal bonds insured by insurance providers or other entities with claims-paying abilities rated at least investment grade municipal bonds. There is no longer a restriction with respect to Florida municipal bonds.